                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (RULE 13D-2-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 6)(1)

                      TRANS WORLD ENTERTAINMENT CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    89336Q100
                                 (CUSIP Number)

                         RILEY INVESTMENT MANAGEMENT LLC
                              ATTN: BRYANT R. RILEY
                            11100 SANTA MONICA BLVD.
                                    SUITE 810
                              LOS ANGELES, CA 90025
                                 (310) 966-1445
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                OCTOBER 31, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


--------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89336Q10                    13D                                 Page 2


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Riley Investment Partners Master Fund, L.P.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     WC
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Cayman Islands
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         17,483
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           -0-
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           17,483
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     17,483
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     0.1%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     PN
--------------------------------------------------------------------------------

____________
(1) Based on 31,269,111 shares of common stock of Trans World Entertainment Corporation (the "Issuer") outstanding at August 31, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended August 2, 2008 filed with the Securities and Exchange Commission on September 11, 2008.

CUSIP No. 89336Q10                    13D                                 Page 3


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Riley Investment Management LLC
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     AF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         745,258(2)
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           1,461,417(3)
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           745,258(2)
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    1,461,417(3)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,056,696(3)
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     6.6%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IA
--------------------------------------------------------------------------------
____________
(1) Based on 31,269,111 shares of common stock of Trans World Entertainment Corporation (the "Issuer") outstanding at August 31, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended August 2, 2008 filed with the Securities and Exchange Commission on September 11, 2008.

(2) Because Riley Investment Management LLC has sole investment and voting power over 17,483 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 727,775 shares held in managed accounts by its investment advisory clients, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

(3) Riley Investment Management LLC has shared voting and dispositive power over 1,461,417 shares of Common Stock held by its investment advisory clients, 1,311,438 of which are held by investment advisory accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P. However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

CUSIP No. 89336Q10                    13D                                 Page 4

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     B. Riley & Co., LLC
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     WC
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         26,583
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           95,135(4)
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           26,583
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    95,135(4)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     121,718
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     0.4%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     BD
--------------------------------------------------------------------------------
____________
(1) Based on 31,269,111 shares of common stock of Trans World Entertainment Corporation (the "Issuer") outstanding at August 31, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended August 2, 2008 filed with the Securities and Exchange Commission on September 11, 2008.

(4) B. Riley & Co., LLC has shared voting and dispositive power over 95,135 shares of Common Stock held by a managed account, with which it is indirectly affiliated.

CUSIP No. 89336Q10                    13D                                 Page 5

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     B. Riley & Co. Retirement Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     WC
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     California
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         34,148
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           -0-
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           34,148
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     34,148
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     0.1%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     BD
--------------------------------------------------------------------------------
____________
(1) Based on 31,269,111 shares of common stock of Trans World Entertainment Corporation (the "Issuer") outstanding at August 31, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended August 2, 2008 filed with the Securities and Exchange Commission on September 11, 2008.

CUSIP No. 89336Q10                    13D                                 Page 6

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Bryant R. Riley
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     AF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         806,989(5)
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           1,556,552(6)
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           806,989(5)
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    1,556,552(6)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2.213.562(6)
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     7.1%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------
____________
(1) Based on 31,269,111 shares of common stock of Trans World Entertainment Corporation (the "Issuer") outstanding at August 31, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended August 2, 2008 filed with the Securities and Exchange Commission on September 11, 2008.

(5) Because Riley Investment Management LLC has sole voting and investment power over security holdings of Riley Investment Partners Master Fund, L.P.'s and certain managed accounts of its investment advisory clients and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions Riley Investment Management LLC and Mr. Riley may be deemed to have beneficial ownership of the 17,483 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 727,775 shares held in managed accounts by its investment advisory clients. Includes 34,148 shares held by the B. Riley & Co. Retirement Trust, of which Mr. Riley is the trustee. Includes 26,583 shares held by B. Riley & Co., LLC over which Mr. Riley has sole voting and dispositive power. Mr. Riley is the Chairman and sole indirect equity owner of B. Riley & Co., LLC. Includes 1,000 shares held by Mr. Riley's children.

(6) Riley Investment Management LLC has shared voting and dispositive power over 1,461,417 shares of Common Stock held by its investment advisory clients, 1,311,438 of which are held by investment advisory accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P. Although Mr. Riley controls Riley Investment Management LLC's voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial ownership of the non-affiliated shares. B. Riley & Co., LLC has shared voting and dispositive power over 95,135 shares of Common Stock. Mr. Riley is the Chairman and sole indirect equity owner of B. Riley & Co., LLC.

CUSIP No. 89336Q10                    13D                                 Page 7


ITEM 2.  IDENTITY AND BACKGROUND

Item 2(a)(ii) is hereby amended to add the following:

         B. Riley & Co. Retirement Trust (employee benefit plan)

Item 2(c) is hereby amended to add the following:
Mr. Riley is a trustee of the B. Riley & Co. Retirement Trust ("BRCRT").

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (c) In the ordinary course of business, BRC may effect transactions in connection with its ordinary course market making activities, as well as for customer transactions. On October 28, 2008, the Master Fund sold 180,000 shares to one of its managed accounts at a per share price of $2.15. The following are the other transactions effected by the Reporting Persons in Common Stock that have taken place in the past 60 Days through November 6, 2008:

RIP                                                    TRANS CODE    QUANTITY        PRICE        TRADE DATE
                                                           SL         400,000          2.6         9/16/2008
                                                           BY           2,500         2.33         10/7/2008
                                                           SL         200,000         2.33         10/7/2008
                                                           SL         151,250          2.2         10/9/2008

INVESTMENT ADVISORY CLIENTS                            TRANS CODE    QUANTITY        PRICE        TRADE DATE
                                                           BY          15,000         2.33         10/7/2008
                                                           BY           5,000       2.2356         10/8/2008
                                                           BY             500         2.35         10/9/2008
                                                           BY           1,500       2.1313        10/15/2008
                                                           BY           2,000         2.15        10/27/2008

BRC                                                    TRANS CODE    QUANTITY        PRICE        TRADE DATE
                                                           SL         100,000          2.2         10/9/2008
                                                           SL          59,542         2.19         11/4/2008

BRCRT                                                  TRANS CODE    QUANTITY        PRICE        TRADE DATE
                                                           BY           5,000         2.73         9/16/2008
                                                           BY          14,148       2.5113         9/30/2008

BRYANT RILEY (INCLUDING AS CUSTODIAN)                  TRANS CODE    QUANTITY        PRICE        TRADE DATE
                                                           BY            1000        2.077        10/16/2008



CUSIP No. 89336Q10                    13D                                 Page 8

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 7, 2008

                                     Riley Investment Partners Master Fund, L.P.
                                     By: Riley Investment Management LLC, its
                                        General Partner
                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Managing Member

                                     Riley Investment Management LLC


                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Managing Member


                                     B. Riley & Co, LLC


                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Chairman

                                     B. Riley & Co. Retirement Trust


                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Trustee


                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley